HUME, KIERAN

Hume, Kieran Inc.
Investor Relations Counsel

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

02049028

File No: 82-4478

Monday, July 29, 2002

Paul Dudek
S.E.C. - International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington, DC 20549
U.S.A.

Dear Mr. Dudek:

Herewith a July 29, 2002 release from Canadian Western Bank, to be filed as required by Rule 12g3-2(b):
CANADIAN WESTERN TRUST HAS STRATEGIC AGREEMENT WITH PARTNERS IN PLANNING FINANCIAL SERVICES LTD.

Sincerely,

Zuzana Bolender

Zuzana Bolender
Account Manager

CC: Tracey Ball, Sr. Vice President & CFO and Diane Davies, Sr. AVP & Chief Accountant

Attachment (2 pages)

dw 8/6

CANADIAN WESTERN TRUST

File No: 82-4478

For Immediate Release: Monday, July 29, 2002

CANADIAN WESTERN TRUST HAS STRATEGIC AGREEMENT WITH PARTNERS IN PLANNING FINANCIAL SERVICES LTD.

Vancouver, July 29 – Canadian Western Trust (CWT), a wholly owned subsidiary of Canadian Western Bank (TSX:CWB), today announced a strategic partnership agreement with Partners in Planning Financial Services Ltd. (PIP), of Regina, Saskatchewan. PIP is a comprehensive financial planning service company that offers a full range of mutual funds, segregated funds and money market products and is Canada's largest independent mutual fund dealer.

Under the agreement, CWT has been appointed by PIP to assume trustee and back office services for some 1,500 RRSP and RRIF accounts acquired in a recent purchase. As the only leading provider based in Western Canada of self-directed retirement back office services, CWT will provide PIP representatives with the ability to access accounts either online through CWeb or by phone from CWT's Vancouver base.

Adrian Baker, Vice President and General Manager of CWT, said "we are pleased to become an integral part of PIP's strategic services delivery by providing their 700 representatives and their clients with the quality customer service we are known for and a full range of wealth management services."

John Fahie, PIP Financial Planner, said "working with a trust company that is willing to supply the service and listen to the representatives' needs for the future is important." "CWT's great attitude toward business is clear," added Jerry Zakariasen, fellow PIP Planner, "and when it comes to customer service, they have not gotten so big that they've forgotten who brings them their business."

About Canadian Western Trust
Based in Vancouver, British Columbia, Canadian Western Trust (CWT) is a wholly owned subsidiary of Canadian Western Bank. CWT offers self-directed registered accounts and investment loan services geared towards independent financial planners, investment advisors and mortgage brokers. CWT also provides corporate and group services to corporations which offer employee compensation plans. CWT has assets under administration in excess of $1 billion in self-directed RRSPs and RRIFs. For more information see company web site at www.cwt.ca.

About Canadian Western Bank
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the only Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

About Partners in Planning Financial Services Ltd.
Headquartered in Regina, Saskatchewan, Partners in Planning Financial Services Ltd. (PIP) provides comprehensive financial planning services to achieve clients' financial goals. PIP representatives offer a full range of mutual funds, segregated funds and money market products. Currently, PIP and its insurance business unit,

Genesis Brokerage Group, comprise over 700 top quality financial representatives offering services in over 100 locations across Canada. PIP is Canada's largest independent mutual fund dealer. For more information see company web site at www.pipfs.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Adrian Baker
Vice President and General Manager
Canadian Western Trust
Phone: (604) 443-5105
Email: Adrian.baker@cwt.ca

Wanda Brodner
Partners in Planning Financial Services Ltd.
Phone: (306) 347-4451
Email: wbrodner@pipfs.com

Jon W. Kieran, Investor Relations
Hume, Kieran Inc.
Phone: (416) 868-1079
Email: jon@humekieran.com